Notice to ASX/LSE Notice of dividend currency exchange rates 2026 interim dividend 15 September 2026 On 29 July 2026 Rio Tinto announced an interim dividend of 211.00 US cents per share for the half year ended 30 June 2026 to be paid to shareholders of Rio Tinto plc and Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited shareholders who have elected to receive the interim dividends in US dollars and the American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 29 July 2026. The currency exchange rates applicable to shareholders who have elected to receive the interim dividend in pounds sterling, Australian dollars or New Zealand dollars are set out below. The rates used are the exchange rates applicable on 15 September 2026. 0BDeclared 2026 interim dividend 1BConversion rate 2BEquivalent dividend amount 3B211.00 US cents 4B1.34685 5B156.661841 British pence 6B0.71185 7B296.410761 Australian cents 8B0.57575 9B366.478506 New Zealand cents The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 24 September 2026. UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.6

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com 10BMedia Relations, 11BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 12BMedia Relations, 13BAustralia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 14BMedia Relations, 15BCanada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 16BMedia Relations, 17BUS & Latin America Jesse Riseborough M +1 202 394 9480 18BInvestor Relations, 19BUnited Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 20BInvestor Relations, 21BAustralia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 22BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 23BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com